

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Richard J. Brezski
Chief Financial Officer
InterDigital, Inc.
200 Bellevue Parkway, Suite 300
Wilmington, DE 19809

  Re: InterDigital, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed February 17, 2022
    File No. 001-33579

Dear Richard J. Brezski:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction